Exhibit (a)(9)

EMAIL SENT TO EMPLOYEES TO CONFIRM ELECTION

From:	exchange administration
Sent:	day, date, time
To:	employee.name@email
Subject:	Confirmation — Option Exchange Election

Your option grant(s) not eligible for exchange:

Grant No: 00000123

You have elected to cancel the following eligible grant(s):

Grant No: 00000456

You have elected to not cancel the following eligible grant(s):

Grant No: 00000789